SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 27, 2012.

Document 1

For Immediate Release	December 27, 2012

SONDE RESOURCES CORP.  FARMS OUT 66% OF JOINT OIL BLOCK INTEREST

CALGARY, ALBERTA--(Marketwire – December 27, 2012) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) announces that it has farmed out 66.67% of its interest in the Joint Oil Block to Viking Energy North Africa Limited (“Viking”), a private company.  Sonde will receive the following consideration in connection with the farm out (all amounts are in U.S. Dollars):

●	Viking will pay Sonde in total a US $3 million non-refundable signature bonus;

●
Viking will assume responsibility for the three well exploration commitment under the terms of the EPSA and fund 100% of the Joint Oil Block share of the Unit Plan of Development for the Zarat Field. The first well, Fisal, is  to be drilled in 2013 along with the acquisition of seismic data  covering the Hadaf prospect;

●
Viking will also provide to Sonde, prior to closing, the appropriate form of corporate guarantee with the agreed upon  commercial terms, in order to secure the remaining work commitment under the terms of the EPSA;

●
Sonde will receive 20% of the cost recovery and profit share revenue until Sonde recovers US $70 million. After payout of all Viking expenditures,  the revenue will be split 33.33% to Sonde and 66.67% to Viking;

●	Sonde retains the option to fund its 33.33% share of two of the exploration wells; and

●	Any future discoveries will be shared 33.33% to Sonde and 66.67% to Viking.

This farm out is subject to the following conditions precedent:

●
Viking (or one of its affiliates) provides Sonde with a Corporate Guarantee sufficient to offset the current  US $ 46.6 million guarantee for the potential penalties in respect of the three well drilling commitment and seismic ; and

●	Joint Oil consents to the transfer of the interest to Viking and the naming of Viking as Operator of the Joint Oil Block under the EPSA.

As previously announced, the Joint Oil shareholders have now approved the second Exploration Phase extension and are reviewing the request to appoint Viking as operator of the Joint Oil Block.  Jack Schanck, President and CEO said, “Sonde is very delighted to have the Viking Group as our partners in the Joint Oil Block development.  Their expertise in FPSOs, their strategic relationship with the Thome Group and financial capability will allow our joint venture to develop the Zarat Field, and explore the potential of the Joint Oil Block.  We look to this joint venture as a long-term relationship and commitment to the people of Tunisia and our Joint Oil partners. Sonde will plan a series of investor calls and meetings in early 2013 to fully expand on the opportunity this agreement represents.”

Sonde earlier indicated that it has reached a tentative agreement with PA Resources, the Zarat license holder, on the unitization principles of the Zarat Field, which is located to the south of the Joint Oil Block. The definitive agreement will include principles to the Unit Area, Unit Plan of Development Area and Tract Participation.  The Unit Plan of Development is on track for submission to the Tunisian Authorities and approval by the end of the second quarter of 2013.  A detailed reservoir technical evaluation undertaken jointly by Sonde/Viking and PA Resources is ongoing.  Preliminary results performed by Sonde indicate that the gas recycling is a viable production option. This may advance the project to initial cash flow as early as 2015.

Conrad Clauson, Chairman of the Viking Group, indicated “that Viking Energy Group is very pleased to establish a long-term partnership with Sonde for the exploration and development of the Joint Oil Block.  We look forward to working with our partners with the objective to develop liquid hydrocarbon resources contained in the Zarat field within the next two years using an FPSO vessel, followed by the monetization of the gas resources.”

 “The Viking strategy for the Zarat field is to develop it through a two staged process, appraise and develop it with the objective to be able to convert the prospective resources into reserves and then tie in each future discovery into the same FPSO vessel as the one we believe should be used for the Zarat field development.”

“The development of the Zarat field will have strong operational synergies with the development of the Isis field located offshore Tunisia and also operated by the Viking Energy Group.”

“Viking will be working closely with all parties and our strategic industrial partner, Thome Oil and Gas Pte Ltd., which is a part of the Thome Group of Companies based in Singapore (www.thome.com.sg) to evaluate how we can fast track the development of the production and storage solution, minimize our capital expenditures and have cost effective operation.” Thome Oil and Gas Pte. Ltd. is an experienced FPSO/FSO operator which already has a presence in North Africa (Operations and maintenance management of AL Zaafrana FPSO in Egypt) and will also operate the Isis FPSO in Tunisia.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the proposed terms and conditions applicable to the pending farm out of a portion of the Company's interest in the Joint Oil Block to Viking, the anticipated approval by Joint Oil of the deferral of the Company's three exploratory well obligations relating to the Joint Oil Block into the second phase of the Exploration Period without payment of any penalty and the proposed unitization of the Zarat Field and the Joint Oil Block. There can be no assurance that the conditions precedent to the farm out agreement, including the approval of Joint Oil in respect of the deferral of exploratory well obligations and the consent to the transfer of the Company's interests to Viking and the naming of Viking as Operator of the Joint Oil Block, will be received on terms acceptable to Sonde or at all or that Sonde will be able to reach a definitive agreement with respect to unitization with PA Resources.  Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding negotiations with foreign governments and commercial parties, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, market conditions, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments and foreign commercial parties; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information, Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Investor Relations
Phone: (403) 617-7728
Fax:     (403) 216-2374

Jack Schanck
Phone   (403) 503 -7931

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	December 28, 2012	By:	/s/ Jack W. Schanck
Name: Jack W. Schanck Title: President and Chief Executive Officer